

SECU 16013117

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SEC FILE NUMBER
8 - 69260

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LWPartners Capital Group LLC

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 29 2016 DIVISION OF TRADING & MARKETS

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 MADISON AVENUE
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Daniels, FINOP 212-751-4422
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Untracht Early, LLC
(Name -- *if individual, state last, first, middle name*)

325 Columbia Turnpike (Address) Florham Park (City) NJ (State) 07932 (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Gilad Ottensoser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LWPartners Capital Group LLC, as of 12/31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

ROBERT A. NISI
Notary Public, State of New York
Registration #02NI6320527
Qualified in Westchester County
Commission Expires Mar. 9, 2019



Signature

CEO

Title



Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Untracht Early

Untracht Early LLC
325 Columbia Turnpike, Suite 202
Florham Park, NJ 07932

T 973-408-6700
untracht.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
LWPartners Capital Group LLC

We have audited the accompanying statement of financial condition of LWPartners Capital Group LLC as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of LWPartners Capital Group LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LWPartners Capital Group, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information of the Computation of Net Capital Under SEC Rule 15c3-1 (page 13) and Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (page 14) has been subjected to audit procedures performed in conjunction with the audit of LWPartners Capital Group LLC's financial statements. The supplemental information is the responsibility of the LWPartners Capital Group LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information of the Computation of Net Capital Under SEC Rule 15c3-1 (page 13) and Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (page 14) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Untracht Early LLC

Florham Park, New Jersey
February 26, 2016

LWPartners Capital Group LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

Assets		
Cash	$	108,933
Investments- At Fair Value		423,000
Prepaid expenses		13,485
Total assets	$	545,418
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	26,458
Due to affiliate		4,348
Total liabilities		30,806
Member's equity		514,612
Total Liabilities and Member's Equity	$	545,418

See accompanying notes to the Financial Statements and Independent Accountant's Report

LWPartners Capital Group LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenue	
Advisory fees	$ 862,851
	862,851
Expenses	
Employee compensation and benefits	394,247
Placement fee commissions	87,463
Occupancy	66,106
Professional Fees	68,040
Regulatory fees	16,845
Telephone and IT	47,128
Other	29,082
	708,911
Net Income	$ 153,940

See accompanying notes to the Financial Statements and Independent Accountant's Report

LWPartners Capital Group LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

Member's Equity at January 1, 2015	$	360,672
Contributions/Distributions		-
Net Income		153,940
Member's Equity at December 31, 2015	$	514,612

See accompanying notes to the Financial Statements and Independent Accountant's Report

LWPartners Capital Group LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities:	
Net Income	$ 153,940
Adjustments to reconcile net income to net cash used in operating activities:	
Non-cash revenue received in form of stock	(423,000)
Increase (decrease) in operating assets:	
Prepaid expenses	971
Increase (decrease) in operating liabilites:	
Accounts payable and accrued expenses	(24,812)
Due to affiliate	(155,072)
Net cash used in operating activites	(447,973)
Decrease in cash	(447,973)
Cash at beginning of year	556,906
Cash at end of year	$ 108,933

See accompanying notes to the Financial Statements and Independent Accountant's Report

NOTE 1. ORGANIZATION AND BUSINESS ACTIVITY

LWPartners Capital Group LLC (the "Company"), a wholly owned subsidiary of LWPartners Holdings, LLC (the "Parent"), is a limited liability company organized in the state of Delaware. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its FINRA approval for membership on January 2, 2014.

The Company specializes in private placements, third party marketing of hedge funds and other financial products, and M&A activity. The Company is exempt from Rule 15c3-3 pursuant to provisions of subparagraph (k)(2)(i).

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Advisory Fees

Advisory fee revenues are recorded as earned in accordance with the terms of the advisory fee arrangements.

Placement Fee Commissions

Placement fee commissions due to registered representatives are recorded in accordance with contractual agreements with the registered representative.

Income Taxes

The Company is a single member limited liability company and accordingly, no provision has been made in the accompanying financial statements for any federal, state, or city income taxes. The Company's sole member is subject to New York City Unincorporated Business Tax ("UBT"), but the Company is a disregarded entity for tax purposes. All revenue and expenses retain their character and pass directly to the Parent's income tax returns. As of December 31, 2015, the Company owed $6,414 in UBT expense.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

an event occurs that requires a change. The Company believes that it has no uncertain tax positions and accordingly, no liability has been recorded. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. The Company's sole member files its income tax returns and remains subject to U.S. federal and state income tax audits since inception.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation

Although the Company does not trade for its own account, it may from time to time receive stock as part of its compensation. The Company holds these securities as available-for-sale and recognizes income for the fair value of the securities received. The investments are fair valued again at each balance sheet date and the difference is included in other comprehensive income as unrealized gain or loss until the investments are sold. See Note 7 for a discussion of fair value measurements.

NOTE 3. RELATED PARTY TRANSACTIONS

The Company has entered into an Expense Sharing Agreement with its affiliate, LJL 860 Consulting LLC ("LJL"), which performs due diligence on companies and investment in real estate. Expenses such as rent, payroll, office, telephone, and IT are allocated between the companies. During the year ended December 31, 2015, shared expenses totaled $492,837, which was paid in full to LJL at year end. At year end the Company owed $4,348 to LJL for client expenses paid by LJL, which were collected from the client by the Company.

NOTE 4. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $78,127 which was $73,127 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.39 to 1.

NOTE 5. COMMITMENTS AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2015 or during the year then ended.

NOTE 6. CONCENTRATIONS

The Company earned advisory fees from two clients that accounted for approximately 88% of advisory fees in 2015.

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits of $250,000 expose the Company to concentrations of credit risk. Balances throughout the year usually exceed the maximum coverage provided by the FDIC on insured depositor accounts.

NOTE 7. FAIR VALUE MEASUREMENT

Generally accepted accounting principles define fair value, establish a framework for measuring fair value, and, establish a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement assumes that the transaction to sell an asset or liability, in the absence of a principal market, is valued using the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by GAAP, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs to the valuation hierarchy are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

NOTE 7. FAIR VALUE MEASUREMENT (continued)

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

During 2015, the Company received securities in lieu of cash for services rendered. The Company's investment at December 31, 2015 is comprised of stock in Balance Therapeutics, a non-public company, and involves Level 3 inputs which utilize fair value measurements with significant unobservable pricing data.

Management utilized a market transaction approach and valued the investment at the offering proceeds, which most closely resembled fair value. There was no gain or loss during the year.

Balance Therapeutics is a R&D company focused on developing therapeutics to address neurological disabilities resulting from excess inhibition of the brain.

NOTE 8. GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2015 or during the year then ended.

NOTE 9. SUBSEQUENT EVENTS

On January 26, 2016, the Company received a capital contribution of $125,000 from the Parent. Management evaluated subsequent events through February 26, 2016 and no events have been identified which require disclosure.

SUPPLEMENTARY INFORMATION

LWPartners Capital Group LLC
COMPUTATION OF NET CAPITAL UNDER SEC
RULE 15c3-1
DECEMBER 31, 2015

Computation of net capital		
Member's equity	$	514,612
Less Nonallowable assets		
Investments- At Fair Value		423,000
Prepaid expenses		13,485
		436,485
Net capital		78,127
Computation of basic net capital requirements		
Minimum net capital required (under SEC Rule 15c3-1)		5,000
Excess net capital	$	73,127
Aggregate indebtedness	$	30,806
Percentage of aggregate indebtedness to net capital		39%

There are no material differences between the amounts presented in this computation of net capital and the corresponding amounts reported in the Company's Form X-17A-5 Part IIA FOCUS filed on January 27, 2016.

LWPartners Capital Group LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
DECEMBER 31, 2015

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

Untracht Early

Untracht Early LLC
325 Columbia Turnpike, Suite 202
Florham Park, NJ 07932

T 973-408-6700
untracht.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
LWPartners Capital Group LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) LWPartners Capital Group LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which LWPartners Capital Group LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) LWPartners Capital Group LLC stated that LWPartners Capital Group LLC met the identified exemption provisions throughout the most recent fiscal year without exception. LWPartners Capital Group LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about LWPartners Capital Group LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Untracht Early LLC

Florham Park, New Jersey
February 26, 2016

LW/PARTNERS
CAPITAL GROUP

MEMBER: FINRA / SIPC

February 9, 2016

To Whom It May Concern;

LWPartners Capital Group LLC (the "Company") is a registered broker dealer responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel the Company to file annual reports with the Securities Exchange Commission and the Company's designated examining authority. This Exemption Report was prepared as required by 17 C.F.R 240 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company state the following:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c 3-3 paragraph (k) (2) (i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provisions in Rule 15c3-3(k) throughout the year ended December 31, 2015 without exception.

LWPartners Capital Group LLC

I, Gilad Ottensoser, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Chief Executive Officer
February 9, 2016

600 Madison Avenue | 24th Floor | New York, NY 10022 | Tel: 646.454.5806 | info@lwpartners.com

Untracht Early

Untracht Early LLC
325 Columbia Turnpike, Suite 202
Florham Park NJ 07932

T 973-408-6700
untracht.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member of
LWPartners Capital Group LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by LWPartners Capital Group LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating LWPartners Capital Group LLC's compliance with the applicable instructions of Form SIPC-7. LWPartners Capital Group LLC's management is responsible for LWPartners Capital Group LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries from the detailed general ledger, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Read item 2b (Additions) and item 2c (Deductions) on page 2 of Form SIPC-7 and observed there were no adjustments;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the books and records and related schedules noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. There was no overpayment noted on the Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Untracht Early LLC

Florham Park, New Jersey
February 26, 2016

LWPartners Capital Group LLC
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENT AND PAYMENTS
DECEMBER 31, 2015

	Date paid	Payments	Annual Assesment per Report
SIPC-6 General Assesment (first half of year)	7/28/2015	$ 1,814	
SIPC-7 General Assesment (full year)	2/1/2016	343	2,157
Total		$ 2,157	$ 2,157

LWPartners Capital Group LLC
AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2015

LWPartners Capital Group LLC

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2015

LWPartners Capital Group LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2015

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